Exhibit 99.1

Franco-Nevada Closes C$391 Million Bought Deal Financing

TORONTO, November 30, 2011 — Franco-Nevada Corporation (the “Company”) (NYSE:FNV) (TSX: FNV) announced today the closing of its previously announced public offering (the “Offering”) of 9,200,000 common shares (“Offered Shares”), including the full exercise of the over-allotment option, at a price of C$42.50 per Offered Share for aggregate gross proceeds to the Company of C$391,000,000.

The Offered Shares were sold on a bought-deal basis through a syndicate of underwriters led by BMO Capital Markets and included CIBC World Markets Inc., RBC Dominion Securities Inc., UBS Securities Canada Inc., GMP Securities L.P., Merrill Lynch Canada Inc., TD Securities Inc., Credit Suisse Securities (Canada), Inc., National Bank Financial Inc., Scotia Capital Inc., and Pollitt & Co. Inc.

The Company intends to use the net proceeds from the Offering for acquisitions, working capital and general corporate purposes.

Corporate Summary

Franco-Nevada Corporation (NYSE: FNV) (TSX: FNV) is a gold-focused royalty and stream company with additional interests in platinum group metals, oil & gas and other assets. The Company has a diversified portfolio of high margin assets along with a growing pipeline of development assets with exposure to some of the largest gold discoveries in the world. Its business model benefits from rising commodity prices and new discoveries while limiting operating and capital cost inflation. Franco-Nevada has declared growing free cash flow and dividends. It is the gold investment that works.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This press release may contain certain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and United States Private Securities Litigation Reform Act 1995, respectively. Forward-looking statements may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation:  fluctuations in the prices of the primary commodities that drive the Franco-Nevada’s royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which Franco-Nevada generates revenue, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-

Nevada holds a royalty, stream or other interest are located; influence of macro-economic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to Franco-Nevada’s interests or any of the properties in which Franco-Nevada holds a royalty, stream or other interest; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of the underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned that forward-looking statements are not guarantees of future performance. Franco-Nevada cannot assure readers that actual results will be consistent with these forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com, our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov, as well as our most recent annual and interim MD&As. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Manager, Investor Relations	Chief Financial Officer
416-306-6328	416-306-6303